Exhibit 99.1

Daqo New Energy Announces its Phase 5B Polysilicon Expansion Project in Inner Mongolia to Increase Production Capacity to 305,000 MT by Year End 2023

Shanghai, China, 6 December, 2022 -- Daqo New Energy Corp. (NYSE: DQ) (“Daqo New Energy” or the “Company”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced that its Phase 5B polysilicon expansion project in Inner Mongolia is expected to increase the Company’s annual polysilicon production capacity by 100,000 MT to a total of 305,000 MT by the end of 2023.

The Company’s existing polysilicon facilities in Xinjiang with nameplate capacity of 105,000 MT are expected to produce approximately 130,000 to 132,000 MT of polysilicon in 2022. The Phase 5A project with nameplate capacity of 100,000 MT in Inner Mongolia, currently under construction, is expected to be completed in Q2 2023. The newly announced Phase 5B project will add another 100,000 MT capacity and increase the Company’s total annual production capacity to 305,000 MT by the end of 2023. The capital expenditures for the Phase 5B project are estimated to be approximately RMB9.2 billion.

Mr. Longgen Zhang, Chief Executive Officer of Daqo New Energy, commented, “We are very excited to announce the Phase 5B project in Inner Mongolia, which is expected to increase our total annual production capacity to 305,000 MT by the end of 2023. Upon the completion of the Phase 5B, our Inner Mongolia manufacturing base will contribute approximately two-thirds of our polysilicon capacity. In addition, we plan to build 300,000 MT of metallurgical silicon capacity in two phases which will enable us to self-supply our raw materials in future. We believe that our Phase 5B project and the metallurgical silicon projects will further enhance our leadership with increased capacity, improved quality, lower cost, and better management of supply chains.”

ABOUT DAQO NEW ENERGY CORP.

Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company”) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2007, the Company manufactures and sells high-purity polysilicon to photovoltaic product manufactures, who further process the polysilicon into ingots, wafers, cells and modules for solar power solutions. The Company has a total polysilicon nameplate capacity of 105,000 metric tons and is one of the world's lowest-cost producers of high-purity polysilicon.

For further information, please contact:

Daqo New Energy Corp.

Investor Relations Department

Email: dqir@daqo.com

Christensen

In China
Mr. Rene Vanguestaine
Phone: +86 178 1749 0483

E-mail: rene.vanguestaine@christensencomms.com

In the U.S.
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@Christensenir.com

For more information, please visit www.dqsolar.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this announcement, as well as the Company's strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; the Company’s ability to significantly expand its polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; the Company’s ability to lower its production costs; changes in the political and regulatory environment; and the duration of COVID-19 outbreaks in China and many other countries and the impact of the outbreaks and the quarantines and travel restrictions instituted by relevant governments on economic and market conditions, including potentially weaker global demand for solar PV installations that could adversely affect the Company’s business and financial performance. Further information regarding these and other risks is included in the reports or documents the Company has filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.